SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of MAY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

INDOSAT FILED ITS FIRST QUARTER UNAUDITED FINANCIAL
REPORTS:NET INCOME RP 556.4 BILLION OR GREW 934.2%


Jakarta, 30 April 2004. PT Indosat Tbk (Indosat or the company) filed its un-audited consolidated first quarter
2004 financial reports to Bapepam (Capital Market
Supervisory Agency) and the Stock Exchanges. The Company booked net income of Rp 556.4 billion or grew 934.2% which reflected cellular business growth and booked of one time gain of MGTI divestment in the first quarter of 2004.

The operating revenue and operating income for the three months ended March 31, 2004 amounting to Rp 2,518.2 billion or grew by 32.3% and Rp 780.7 billion or grew by 44.2%, respectively. The financial statements were prepared in accordance with the Indonesian Generally
Accepted Accounting Principal.

"We are pleased to report that the first quarter report were inline with our expectation. Our results showed continuing cellular business growth while we continue to look into new initiatives to maintain other business", noted Widya Purnama, President Director of Indosat.
"The cellular market demand were encouraging and we are anticipating to increase our capex plan for 2004", continued Widya.

Cellular, international calls, and MIDI services contributed 68.4%, 17.5% and 13.8% to operating revenues respectively. Other services contributed the remaining
0.3% of operating revenues.


In Billion Rp          Q1 04      Q1 03      %Change
                                             Q1 04/03
------------------------------------------------------
Operating Revenues    2,518.2    1,902.7      32.3%
Operating Expenses    1,737.5    1,361.0      27.7%
Operating Income        780.7      541.6      44.15%
Others income             7.9     (346.1)   -102.3%
(Expense)
Net Income              556.4       53.8     934.2%
EBITDA )              1,379.4    1,063.0      29.8%


Cellular contribution increase mainly due to the increase in cellular subscribers with net addition of 627 thousands subscribers or increase by 100.3% compared to same period last year. As of March 31, 2004 cellular subscribers was recorded as 6.59 million.

This year we are going to celebrate our 10th anniversary of Indosats as a publicly listed company and our first year after the legal merger or Satelindo and IM3 into Indosat. We thank our loyal customers, our shareholders, our employees and other stake holders for their continued support to the company, so that we could achieve what we have achieved, added Widya Purnama.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American
Depository Shares are listed in the New York Stock
Exchange (NYSE:IIT).



For Further Information Please Contact :

Corporate Secretary
Tel : 62-21-3869615 or 3869 614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: http://www.indosat.com

Public Relations Division
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : http://www.indosat.com


Disclamer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different that expected or indicated by such statements. No assurance given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: May 4, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President